Exhibit 99.2

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

For use by shareholders of the Company at the  General Meeting of the Shareholders to be held on March 31, 2026, at 9:00 a.m. US Eastern time at the Company’s  USA offices at  1700 NW  64th St.  Suite  100, Fort Lauderdale, FL 33309 USA.

(Please use BLOCK CAPITALS)
Shareholder Name: ___________________
Social Security/ID No.: ______________________

For shareholders that are corporations:
Corporation No.: _____________________
Country of Incorporation: ___________________

I being a shareholder of lturan Location and Control Ltd. (the "Company"), hereby constitutes and appoints Mr. Ze'ev Koren, Mr. Israel Baron and Mr. Ariad Sommer, and each one of them, with full power of substitution, to represent the undersigned at the  Meeting of the Stockholders of the Company, to be held at the Company's offices at the Company's USA offices at 1700 NW 64th St. Suite 100, Fort Lauderdale, FL 33309 USA, on March 31, 2026,  at 9:00 a.m. US Eastern time and at any adjournment or adjournments thereof, with full powers then possessed by the undersigned, and to vote, at that meeting, or any adjournment or adjournments thereof, all shares of stock which the undersigned would be entitled to vote if personally present, as follows:

(Continued and to be signed on the reverse side)

 GENERAL MEETING OF SHAREHOLDERS OF

ITURAN LOCATION AND CONTROL LTD.

February 27 , 2026

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
↓ Please detach along perforated line and mail in the envelope provided. ↓

Proposals – The Board of Directors recommends a vote FOR Proposal 1 .
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN

2. Any alterations to this form must be initialed.	1.	To approve the Amendment of the Compensation Policy of the Company raising the Maximum Annual Cost of Base Pay and Benefits for Business Unit Managers from 1,500 K NIS to 2,100 K NIS.	☐	☐	☐

3. Completion and return of this Form of Proxy Card will not prevent a member from attending and voting in person at the Meeting.
			YES	NO
	1A.	Do you have a "personal interest" in the approval of the Amendment to Compensation Policy? *	☐	☐

*If you marked "YES" on Item 1A - please explain and provide additional details on the nature of your "personal interest"

Note: Failure to complete Item 1A will render your vote INVALID and your vote will not be counted with respect to the proposed resolution 1.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.